Exhibit (a)(5)(J)

Dear nominees and other market participants holding Olink Holding AB (publ) common shares, ISIN SE0015797568

Reference is made to the previously announced tender offer (the “Offer”) by Orion Acquisition AB for all the outstanding common shares and ADSs of Olink Holding AB (publ), which was commenced on October 31, 2023.

The initial acceptance period for the Offer will expire one minute after 11:59 p.m. Swedish time on November 30, 2023, unless the Offer period is extended or earlier terminated.  In order to tender common shares, nominees and directly registered holders of common shares must file and submit to DNB Markets the Acceptance Form for Shares according to the instructions on such form prior to the expiration of such acceptance period.

The consideration to be paid in exchange for the tender of shares is USD $26.00 per common share and will be wired in USD. Nominees and directly registered Euroclear account owners will receive the payment to their cash account that is linked to the securities account. If the receiving account is a normal SEK account or is otherwise not eligible to receive funds in USD, the cash consideration will be subject to an automatic currency exchange from USD to SEK. Directly registered shareholders and nominees who wish to receive the cash consideration in USD and avoid the automatic currency exchange must have a USD-eligible account and should contact DNB Markets for further details.

Please refer to the Offer materials previously distributed, including the Offer to purchase and related Acceptance Form for Shares, for specific instructions on how to tender your common shares and for more information regarding the Offer.

For questions, please contact DNB Markets at emissioner@dnb.se or +46 8 473 45 50

Sincerely,

DNB Markets, a part of DNB Bank ASA, Sweden Branch

Bästa förvaltare och andra markandasaktörer med innehav i Olink Holding AB (publ) stamaktie, ISIN: SE0015797568

Hänvisning görs till det offentliggjorda uppköpserbjudandet (”Erbjudandet”) från Orion Acquisition AB avseende samtliga utestående stamaktier och amerikanska depåbevis i Olink Holding AB (publ) som inleddes den 31 oktober 2023.

Acceptperioden för Erbjudandet kommer att upphöra en minut efter 23:59 svensk tid den 30 november 2023, om inte acceptperioden förlängs eller avslutas tidigare. Förvaltare och direktregistrerade innehavare av stamaktier som önskar acceptera Erbjudandet måste lämna in acceptformuläret till DNB Markets enligt instruktionerna angivna på formuläret innan acceptperioden upphör.

Ersättningen för inlämnade aktier i Erbjudandet är 26,00 USD per stamaktie och betalning kommer att ske i USD. Förvaltare och direktregistrerade Euroclear-kontohavare kommer att få betalningen till sitt bankkonto som är kopplat till VP-kontot. Om det mottagande kontot är ett  SEK-konto eller på annat sätt inte är berättigat att ta emot betalningsmedel i USD, kommer kontantvederlaget att genomgå en automatisk valutaväxling från USD till SEK. Direktregistrerade aktieägare och förvaltare som vill erhålla kontantvederlag i USD och undvika en automatisk valutaväxling måste ha ett USD-berättigat konto och bör kontakta DNB Markets för ytterligare information.

Vänligen ta del av tidigare distribuerat material avseende Erbjudandet, inklusive ”erbjudande att köpa”, tillhörande acceptformulär för aktier, specifika instruktioner om hur du lämnar din accept samt ytterligare information om Erbjudandet.

Vid frågor vänligen kontakta DNB Markets på emissioner@dnb.se eller +46 8 473 45 50

Med vänlig hälsning

DNB Markets, en del av DNB Bank ASA, filial Sverige